UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐           Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

Specialty Underwriters' Alliance, Inc.
(Name of Registrant as Specified in Its Charter)

Hallmark Financial Services, Inc. American Hallmark Insurance Company of Texas Hallmark Specialty Insurance Company Mark E. Schwarz C. Gregory Peters Mark E. Pape Robert M. Fishman
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED MARCH 30, 2009

HALLMARK FINANCIAL SERVICES, INC.

April __, 2009

Dear Fellow Stockholder:

Hallmark Financial Services, Inc. (“Hallmark” or “we”), together with its subsidiaries, is the beneficial owner of an aggregate of 1,429,615 shares of Common Stock of Specialty Underwriters’ Alliance, Inc. (“SUA” or the “Company”), representing approximately 9.9% of the outstanding Common Stock of the Company.  For the reasons set forth in the attached Proxy Statement, we do not believe the Board of Directors of the Company is acting in the best interests of its stockholders.  We are therefore seeking your support at the annual meeting of stockholders (the “Annual Meeting”) scheduled to be held in the Lake County Room located at 222 South Riverside Plaza, 19th Floor, Chicago, IL 60606 on Tuesday, May 5, 2009 at 9:00 a.m., local time, for the following:

1.	to elect Hallmark’s slate of three director nominees to the Company’s Board of Directors in opposition to three of the Company’s incumbent directors;

2.	to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2009; and

3.	to transact such other business as may properly come before the Annual Meeting, or any adjournment thereof.

Through the attached Proxy Statement, we are soliciting proxies to elect not only our three director nominees, but also the candidates who have been nominated by SUA other than _______, ______ and _______.  This gives stockholders the ability to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of SUA’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of SUA’s nominees will serve as directors if our nominees are elected.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about April __, 2009.

If you have already voted a proxy card furnished by the Company’s management, you have every right to change your votes by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support,

Mark E. Schwarz
Director & Executive Chairman
Hallmark Financial Services, Inc.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Hallmark’s proxy materials, please call
MacKenzie Partners, Inc. at the phone numbers listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com

or
CALL TOLL FREE (800) 322-2885

ANNUAL MEETING OF STOCKHOLDERS
OF
SPECIALTY UNDERWRITERS’ ALLIANCE, INC.
_________________________

PROXY STATEMENT
OF
HALLMARK FINANCIAL SERVICES, INC.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Hallmark Financial Services, Inc., a Nevada corporation (“Hallmark” or “we”), together with its subsidiaries, is one of the largest stockholders of Specialty Underwriters’ Alliance, Inc., a Delaware corporation (“SUA” or the “Company”).  We are writing to you in connection with the election of three director nominees to the board of directors of SUA (the “Board”) at the annual meeting of stockholders scheduled to be held in the Lake County Room located at 222 South Riverside Plaza, 19th Floor, Chicago, IL 60606 on Tuesday, May 5, 2009 at 9:00 a.m., local time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).  This proxy statement (the “Proxy Statement”) and the enclosed GOLD proxy card are first being furnished to stockholders on or about April __, 2009.

This Proxy Statement and the enclosed GOLD proxy card are being furnished to stockholders of SUA by Hallmark in connection with the solicitation of proxies from the Company’s stockholders for the following:

1.
the election of Hallmark’s director nominees, Robert M. Fishman, Mark E. Pape and C. Gregory Peters (the “Nominees”), to serve as directors of SUA, in opposition to the Company’s incumbent directors whose terms expire at the Annual Meeting;

2.	the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2009; and

3.	the transaction of such other business as may properly come before the Annual Meeting, or any adjournment thereof.

This Proxy Statement is soliciting proxies to elect not only our three director nominees, but also the candidates who have been nominated by SUA other than _______, ______ and _______.  This gives stockholders who wish to vote for our three nominees the ability to vote for a full slate of seven nominees.

Hallmark, American Hallmark Insurance Company of Texas (“AHIC”), Hallmark Specialty Insurance Company (“HSIC”), Mark E. Schwarz (Mr. Schwarz together with Hallmark, AHIC and HSIC, the “Hallmark Parties”), Robert M. Fishman, Mark E. Pape and C. Gregory Peters are members of a group formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation.

SUA has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as March 25, 2009 (the “Record Date”).  The mailing address of the principal executive offices of SUA is 222 South Riverside Plaza, Chicago, Illinois 60606.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to SUA, as of the Record Date, there were 14,437,355 shares of common stock, $0.01 par value per share (the “Shares”) outstanding and entitled to vote at the Annual Meeting.  As of the Record Date, Hallmark, along with all of the participants in this solicitation, were the beneficial owners of an aggregate of 1,429,615 Shares, which represents approximately 9.9% of the Shares outstanding (based on the Company’s proxy statement).  The participants in this solicitation intend to vote such Shares (i) for the election of the Nominees and (ii) for the ratification of the appointment of PricewaterhouseCoopers LLP as described herein.

THIS SOLICITATION IS BEING MADE BY HALLMARK AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF SUA.  HALLMARK IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH HALLMARK IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

HALLMARK URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY SUA’S MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF HALLMARK’S NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO HALLMARK, C/O MACKENZIE PARTNERS, INC. WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF SUA, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our GOLD proxy card are available at www._______.com

IMPORTANT

Your vote is important, no matter how many or how few Shares you own.  We urge you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of our Nominees.

•	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Hallmark, c/o MacKenzie Partners, Inc., in the enclosed envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to Hallmark.  Remember, you can vote for our three independent nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your Shares, please call:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com

or
CALL TOLL FREE (800) 322-2885

BACKGROUND TO SOLICITATION

•	We made our first investment in Shares of SUA in February 2008.

•
On February 29, 2008, Mark Schwarz and Mark Morrison, our Executive Chairman and Chief Executive Officer, respectively, met with Courtney Smith, SUA’s Chief Executive Officer, along with SUA’s Chief Financial Officer and its General Counsel, at SUA’s Chicago headquarters to discuss Hallmark’s and SUA’s respective businesses.

•
On March 31, 2008, Mr. Morrison had a telephone conversation with Mr. Smith, during which the benefits and possible structure of a potential Hallmark-SUA business combination, including by way of a stock-for-stock transaction, were discussed.

•
On April 9, 2008, SUA disclosed in a Current Report on Form 8-K that the Company had entered into new employment agreements and a change in control agreement with certain key employees, including Courtney Smith and Peter Jokiel.

•
On May 30, 2008, Mr. Morrison sent Mr. Smith an email outlining in greater detail our view of the significant and compelling benefits of a potential stock-for-stock business combination between Hallmark and SUA.  Mr. Morrison also reiterated a desire to host Mr. Smith in Dallas, and noted that Mr. Schwarz and he would be traveling to Chicago soon and proposed a dinner meeting.  Mr. Smith responded to Mr. Morrison’s note by email on June 2, 2008 stating the following: “Thanks for your thoughtful note Mark….To be candid, we just do not see the kind of strategic fit which can best benefit SUA with your company.  Thank you for your interest and great success in your endeavors.”

•	Between June 3, 2008 and June 12, 2008, we made significant additional purchases of Shares of SUA.

•	On June 13, 2008, Mr. Schwarz sent to Mr. Smith a letter proposing a dinner meeting, and a meeting was confirmed for the evening of June 16, 2008.

•
On June 16, 2008, during their dinner meeting, Mr. Schwarz handed to Mr. Smith a private letter addressed to the Board, which also included a specific transaction proposal (the “June 16 Letter”).  In the June 16 Letter, we set forth our willingness to enter into discussions with the Board to pursue negotiations of a definitive merger agreement to acquire 100% of the Shares of SUA for a price of $6.50 per share in Hallmark stock (the “Offer”).  This Offer represented a 30% premium to the June 13, 2008 closing price of $4.99 per Share and an even greater 37% premium to SUA’s trailing 30-day average closing price of $4.74.  The June 16 Letter further stated that (i) the Offer was not subject to any financing contingency and (ii) the Offer was subject to confirmatory due diligence, the negotiation of a definitive acquisition agreement and the receipt of all necessary stockholder and regulatory approvals.  We expressed in the June 16 Letter that we were prepared to commence due diligence and begin discussions immediately, and because the proposed consideration would consist of Hallmark stock, that we would also provide SUA the opportunity to conduct appropriate due diligence.  We emphasized the significant and compelling benefits we believe existed for SUA stockholders through a Hallmark-SUA transaction, and requested a meeting with the Board and/or management of SUA as soon as possible to discuss the Offer in order to facilitate a possible transaction.  We noted that our senior management stood ready to meet and answer any questions concerning our Offer.

•	During their dinner meeting, Mr. Schwarz also informed Mr. Smith that we would be required to make an upcoming Schedule 13D filing with the SEC based on our ownership of Shares of SUA.

•
Between June 17, 2008 and June 20, 2008, Mr. Schwarz made numerous attempts to speak with Mr. Smith and SUA’s advisors regarding the Offer but was consistently rebuffed.  In an email on June 20, 2008, Mr. Schwarz posed the following question to Mr. Smith: “if you are endeavoring to make the best decision possible on behalf of shareholders, why deny yourself the benefit of having all information available to you before making an important decision.”

•
On June 23, 2008, we filed a Schedule 13D with the SEC in which we disclosed our beneficial ownership of 9.6% of the outstanding Shares of SUA, making us the largest SUA stockholder.  Pursuant to legal requirements, we also disclosed the fact that we had delivered the Offer to the Board on June 16, 2008.

•	On June 23, 2008, following our Schedule 13D filing, SUA publicly acknowledged receipt of the Offer from us.

•
On June 26, 2008, by way of a press release, SUA rejected our Offer.  The brief press release stated that “[a]fter due deliberation, the [SUA] Board unanimously concluded not to accept this offer, remain independent and continue with the execution of its current business strategy, which the Board believes represents a better long-term value for the company’s shareholders.”

•
On July 1, 2008, we sent a public letter (the “July 1 Letter”) to the Board reaffirming the Offer included in the June 16 Letter.  We reiterated that the proposed Offer price represented a significant 37% premium to SUA’s trailing 30-day average closing price of $4.74 on June 13, 2008, the trading day prior to the delivery of the Offer.  In the July 1 Letter, we also expressed our deep disappointment with SUA’s publicly-stated response to our Offer, and asked how, in light of the numerous attempts we had made to speak to representatives of SUA regarding the Offer, it was possible “that, on behalf of [SUA] shareholders, the [SUA] Board fully and fairly considered Hallmark’s proposal while at the same time refusing to engage us in any dialogue?”  We stated that our Offer was subject only to confirmatory due diligence, the negotiation of a mutually satisfactory definitive agreement and customary stockholder and regulatory approvals.  We also restated that our senior management stood ready to meet with SUA to answer any questions regarding the Offer.

•
On July 1, 2008, we also amended our Schedule 13D filing to include the June 16 Letter and the July 1 Letter as exhibits.  We also reported beneficial ownership of 9.7% of SUA’s outstanding Shares as of July 1, 2008.

•
On July 2, 2008, SUA sent a public letter to Hallmark stating that, since the Board had previously rejected Hallmark’s Offer contained in the June 16 Letter, SUA saw no reason to reconsider that Offer.  The letter stated that the Board “thoroughly considered the Hallmark proposal” and restated that “it unanimously concluded that the Hallmark proposal should be rejected…”

•
In its Quarterly Report filed on Form 10-Q with the SEC on August 8, 2008, SUA disclosed that the Board had adopted amended and restated bylaws, effective on August 5, 2008 (the “Bylaws”).  The Bylaws included certain “defensive” measures including the elimination of stockholders’ rights to fill vacancies on the Board or to call special meetings and the addition of advance notice provisions for nominations by stockholders.

•	On January 13, 2009, we delivered a nomination letter to the Secretary of SUA nominating the Nominees for election to the Board at the Annual Meeting.

•
On January 16, 2009, we amended our Schedule 13D filing to disclose our nomination of the Nominees and other related agreements.  We also reported our beneficial ownership of 9.9% of SUA’s outstanding Shares as of January 16, 2009.

•
On February 26, 2009, Mr. Schwarz sent to Mr. Smith a letter proposing a dinner meeting, and a meeting was confirmed for the evening of March 2, 2009.  Mr. Schwarz was informed that, in addition to Mr. Smith, Scott Goodreau, SUA’s General Counsel, would also attend the meeting.

•
On March 2, 2009, Mr. Schwarz, Mr. Smith and Mr. Goodreau engaged in a dinner meeting.  During the meeting a wide-ranging conversation took place that covered a variety of topics, including, but not limited to, general industry, economic and market conditions, recent developments in both Hallmark’s and SUA’s respective businesses, SUA’s formation and early history, Hallmark’s view regarding SUA’s business model, Hallmark’s continuing interest in entering into discussions with the Board to pursue negotiations of a definitive merger, the important differences between a share exchange and a cash merger, and Hallmark’s reasons for delivering a nomination letter to the Secretary of SUA nominating the Nominees for election to the Board at the Annual Meeting.

•
On March 23, 2009, Hallmark filed an Acquisition Statement on Form A with the Illinois Department of Insurance seeking approval to increase Hallmark’s ownership position in the Company in excess of 10% of the Company’s outstanding Common Stock through open market purchases of Common Stock.

•
On March 26, 2009, Mr. Schwarz delivered a letter to Mr. Smith expressing Mr. Schwarz’s interest in meeting with members of the Board consistent with the suggestion of Mr. Smith to Mr. Schwarz on March 2, 2009.

*      *      *      *

REASONS FOR OUR SOLICITATION

We believe SUA has failed to create value for its stockholders.

We believe SUA’s stock price performance during the more than four-year period, from its initial public offering on November 23, 2004 through December 31, 2008, demonstrates the Company’s inability to create value for its stockholders.

On November 23, 2004, the Company completed its initial public offering at $9.50 per Share.  On December 31, 2008, SUA’s Share price closed at $2.63, resulting in a -72% cumulative total stockholder return during this period.  The Share price closed at $3.10 on March 27, 2009.

The following graph illustrates, for the period of November 23, 2004 through December 31, 2008, the significant under-performance of the cumulative total stockholder return on SUA’s Shares compared to the cumulative total return of the Standard & Poor’s 500 Stock Index and the S&P 500 Property & Casualty Insurance Index.1

We believe SUA’s inability to create value for its stockholders is also reflected in its low growth in book value per Share.

The table below depicts SUA’s reported book value per Share for each of the five years ending December 31, 2008.  As illustrated in this table, book value per Share has only grown 1.6% annually during this period.

[1]
The graph assumes that the Shares were purchased at the price of $100 per Share and that the value of the investment in each Share and the indices was $100 at the beginning of the period.  The graph further assumes the reinvestment of dividends when paid.  The graph is reprinted from SUA’s Annual Report on Form 10-K for the year ended December 31, 2008.

Book Value
Year	Per Share

2004	$8.09
2005	$6.76
2006	$7.42
2007	$8.42
2008	$8.62

Annual growth	1.6%

Certain characteristics of SUA’s business may contribute to the Company’s inability to create value for its stockholders.

We believe SUA is overly dependent on a limited number of partner agents and has demonstrated an inability to meaningfully grow its partner agent relationships.

According to SUA’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”), SUA has only nine partner agents.  As illustrated in the table below, the top five partner agents in 2008 make up over 90% of SUA’s written premiums, based on information contained in the 2008 10-K. This is relatively unchanged from 2005, when these same five partner agents made up 100% of SUA’s written premium, based on information contained in SUA’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 10-K”).  This table in our view demonstrates SUA’s inability to meaningfully expand its partner agent relationships.  We believe a lack of premium production from any one of these partner agents could adversely affect SUA’s business.  Similarly, a reliance on any one partner agent to produce premiums may adversely affect SUA’s business.  For the year ended December 31, 2008, SUA’s partner agent Risk Transfer Holdings, Inc. produced approximately 44.7% of total gross written premiums as compared to approximately 55.3% for the year ended December 31, 2005, based on information contained in the 2008 10-K and the 2006 10-K.  We believe any deterioration of SUA’s relationship with Risk Transfer Holdings, Inc. or decrease in its premium production could have a material adverse effect on the Company’s results in future periods.

	2008	2005
Top-5 Partner Agents	Percentage of Gross Written Premium	Percentage of Gross Written Premium

Risk Transfer Holdings, Inc.	44.7%	55.3%
American Team Managers	16.0%	24.4%
AEON Insurance Managers	13.4%	12.1%
Appalachian Underwriters, Inc.	5.6%	0.5%
Specialty Risk Solutions, LLC	11.7%	7.7%
Top-5 Total	91.4%	100.0%

We believe SUA’s “B+” rating from A.M. Best places it at a competitive disadvantage.

We believe competition in the types of insurance business that SUA underwrites is based on many factors, including the perceived financial strength of the insurer and ratings assigned by independent rating agencies.  A.M. Best is generally considered to be a significant rating agency with respect to the evaluation of insurance companies.

In our experience as an insurer, we are aware that certain financial institutions and banks require property owners with loans to be insured by insurers with at least an “A-” rating by A.M. Best.  Certain other insureds choose to insure their own property and casualty risks only with such higher-rated insurers.  It is also our experience that, due to financial responsibility laws, we are aware some states and the federal government require certain regulated entities to purchase mandatory insurance from insurers holding a minimum of “A-” rating by A.M. Best.  Accordingly, some agents may be unwilling or unable to underwrite certain lines of business such as property, long-tail liability lines and automobile liability with insurers that are not rated at least “A-” by A.M. Best.  As a result, SUA may be at a competitive disadvantage in competing with other insurance companies that are rated at least “A-”.

We believe SUA is narrowly concentrated in the types of business it underwrites and in the geographic markets it serves.

SUA primarily chooses types and lines of businesses that do not require “A-” level A.M. Best ratings, such as tow trucks and workers’ compensation.  Based on information contained in the 2008 10-K, workers’ compensation comprised approximately 54.8% and commercial automobile comprised approximately 23.6% of total gross written premiums in 2008.  Together these two lines of business account for approximately 78% of the Company’s 2008 total gross premiums written.

Furthermore, based on information contained in the 2008 10-K, approximately 63% of SUA’s business is concentrated in the states of California and Florida.  According to the 2008 10-K, Florida experienced an 18.4% rate decrease in workers’ compensation in 2008 and an additional rate decrease of 18.6% went into effect January 1, 2009.

We believe SUA’s narrow concentration in the type of business it underwrites and in geographic markets makes it difficult for the Company to compete with the large number of U.S. and non-U.S. insurers, insurance agencies and intermediaries, and diversified financial services companies, most of which possess greater financial resources, broader product lines, higher ratings and stronger financial performance than SUA.  In our opinion, these factors may impair SUA’s ability to retain existing customers and maintain or grow its profitability and financial strength.

We believe SUA’s expense ratio is high when compared to the average expense ratio of the industry.

The table below depicts SUA’s annual and average expense ratios during the last four completed fiscal years as compared to the industry averages for the same period, based on information provided by SNL Financial.  This table shows that SUA’s expense ratio has been significantly higher than the industry average for each year during this period and that SUA’s expense ratio has averaged more than fourteen percentage points higher than the industry average during this period.  We believe SUA’s high expense ratio is an inefficiency that results from the lack of scale achieved by the Company in its business.

	SUA	Industry	Difference
	Expense	Expense	SUA vs.
Year	Ratio	Ratio	Industry

2005	48.8%	25.8%	23.0%
2006	37.4%	26.4%	11.0%
2007	36.7%	27.2%	9.5%
2008	40.6%	27.0%	13.6%

Average	40.9%	26.6%	14.3%

We believe SUA needs improved corporate governance and stockholder representation.

We believe that corporate governance practices and the level of board and management accountability to stockholders are highly relevant to SUA’s Share price and its financial performance.  We believe the state of SUA’s corporate governance is inadequate and requires significant improvement.

There is no significant stockholder representation on the Board.

We believe the stockholders, as the true owners of SUA, need to have a strong voice at the Board level.  Such a voice in our view promotes greater accountability and creates an environment that forces other directors to consider new and innovative ways to positively impact stockholder value.  According to SUA’s proxy materials in connection with the Annual Meeting (the “2009 Proxy Materials”), the directors of the Company held 612,023 Shares as of March __, 2009 (including Shares underlying currently exercisable options and restricted stock that vests within 60 days of March 20, 2009), constituting slightly over 4% of the then outstanding Shares.  Moreover, as the following table illustrates, the directors’ ownership of Shares held outright (i.e., exclusive of Shares underlying options and restricted stock) as of March __, 2009 constituted slightly over 1% of the then outstanding Shares, based on information contained in the 2009 Proxy Materials.

		Options and	Shares held
Director	Total	Restricted Stock	Outright

Courtney C. Smith	226,481	202,000	24,481
Peter E. Jokiel	247,542	144,400	103,142
Robert E. Dean	28,500	20,000	8,500
Raymond C. Groth	27,000	20,000	7,000
Paul A. Philp	27,000	20,000	7,000
Robert H. Whitehead	28,000	20,000	8,000
Russell E. Zimmerman	27,500	20,000	7,500

Total	612,023	446,400	165,623

Ownership Percentage	4.06%	2.96%	1.10%
Outstanding Shares (1)	15,076,095	15,076,095	15,076,095

(1) represents (a) 14,437,355 Shares outstanding reported as of March 25, 2009 and (b) (i) 594,400 Shares issuable upon exercise of options that are currently exercisable and (ii) 44,340 shares of restricted stock of SUA which vest within 60 days of March 20, 2009, held in each case by all executive officers and directors as a group (13 people), as set forth in the 2009 Proxy Materials.

We believe current employment agreements with SUA executives may also deter actions that are in the best interests of stockholders.

At the same time that SUA revealed that its Board had adopted certain Bylaw amendments in August 2008 (see discussion in “Background to Solicitation”), the Company also disclosed the full terms of eight new employment agreements and change of control agreements the Company had recently entered into with SUA’s senior management team, including Courtney Smith (Chairman and Chief Executive Officer), Peter Jokiel (Chief Financial Officer), Gary Ferguson (Chief Claims Officer), Barry Cordeiro (Chief Information Officer), Scott Goodreau (General Counsel), Scott Charbonneau (Chief Actuary), Daniel Cacchione (Chief Underwriting Officer) and Daniel Rohan (Controller).

Under these agreements, SUA is obligated to make one-time payments to executives after they depart from the Company under certain circumstances, including following a change of control of the Company.  In the case of Messrs. Smith and Jokiel, if the executive voluntarily decides to resign following a sale of the Company in a situation deemed to be a “material diminution in his authority, duties or responsibility”, the executive has the right to, in addition to his accrued salary and bonus, a lump sum payment of three times his base salary (which salary was $463,050 for Smith and $405,200 for Jokiel in 2008 according to SUA’s Current Report on Form 8-K filed on April 9, 2008), as well as the acceleration of all equity awards.  Other executives also receive payments based on multiples of salary under these agreements following a change of control.   Moreover, if either Mr. Smith or Mr. Jokiel is terminated (other than for “cause”), but such termination does not follow a change of ownership of SUA, severance payments equal 225% of base salary.  We believe these golden parachutes serve to entrench current management and could deter a potential value enhancing sale of SUA by making such a sale more expensive.

We believe the lack of separation of the Chairman and CEO roles is a fundamental weakness at SUA.

Mr. Smith holds both the position of CEO and Chairman of the Board.  We generally believe it is a fundamental responsibility of the Board of Directors of any public company to protect stockholders’ interests by providing independent oversight of management, including the CEO and the other principal executives.  This role may be strongly compromised when the CEO is also the Chairman of the very Board charged with negotiating the CEO’s compensation arrangements and evaluating his or her performance.  Separating the positions of Chairman of the Board and CEO in our opinion prevents this conflict of interest, yet SUA fails to provide for such vital separation.

We believe the Board’s behavior last summer – refusing to engage with Hallmark and become more educated about a credible transaction proposal – further demonstrates the weaknesses of the Board.

Last summer, Hallmark made a proposal to acquire SUA in a stock-for-stock transaction that would have delivered a substantial premium to SUA stockholders at the time.  Hallmark is an insurance company nearly three times as large as SUA, with the scale and relationships that, in our view, would greatly enhance SUA stockholders’ prospects for future returns.

The offer price of $6.50 in Hallmark stock for each outstanding Share of SUA represented a significant 30% premium to SUA’s closing price of $4.99 per Share on June 13, 2008, the business day prior to delivery of the offer, and represented an even greater 37% premium to SUA’s trailing 30-day average closing price of $4.74 per Share on June 13, 2008.  In addition, the offer in Hallmark stock meant that stockholders’ upside potential would not be capped.  In addition to realizing an immediate significant 30% premium for their Shares, SUA stockholders would have retained a continuing ownership interest in Hallmark and would participate in any future gains in Hallmark shares.

Despite Hallmark’s best efforts, including delivering and reaffirming its proposal and its numerous attempts to meet with the SUA Board and management to discuss the Offer, SUA’s Board rejected Hallmark’s proposal and refused to enter into discussions with Hallmark. Hallmark was disappointed and surprised by such a reaction.

Hallmark believes that if a Board truly endeavors to act in the best interests of its stockholders, it cannot deny itself the benefit of having all information available before making an important decision for stockholders, particularly when a transaction proposal is on the table from a credible buyer which has real prospects to enhance stockholder value.

The Nominees have the experience and qualifications to address SUA’s numerous financial, business and corporate governance deficiencies

Hallmark’s Nominees are independent and have extensive experience in the insurance industry, business management, finance and corporate governance.  Specifically, Robert M. Fishman and Mark E. Pape are highly seasoned insurance industry executives as further discussed in their biographical extracts below.  C. Gregory Peters has extensive experience analyzing insurance companies and their strategies as a financial analyst.  Both Mr. Pape and Mr. Peters possess the skills and experience necessary to qualify as audit committee financial experts, given their background in investment banking and research.  All of the Nominees have significant experience working for or with public companies and all of the Nominees are entirely independent of SUA.  If elected to the SUA Board, these experienced Nominees will seek to improve SUA’s financial performance, address the Company’s business and strategic issues and enhance its corporate governance, while also remaining open to exploring all available alternatives to maximize stockholder value.  There can be no assurance that the election of the Nominees will improve financial performance or corporate governance or otherwise maximize stockholder value.  If elected, the Nominees will represent a minority of the members of the entire SUA Board and a [majority/minority] of the independent directors of the SUA Board.

•
Robert M. Fishman served as Managing Director of Southwest Insurance Partners, Inc. in 2008 and, from November 2006 through May 2007, was the Chief Executive Officer and President of United America Indemnity Ltd. Mr. Fishman also held senior positions at ARAG NA and Zurich Financial Services.

•
Mark E. Pape served as Executive Vice President and Chief Financial Officer at Affirmative Insurance Holdings, Inc. from November 2005 through December 2007 and served on Affirmative’s Board of Directors from July 2004 through November 2005.  Mr. Pape also held positions at Torchmark Corporation and American Income Holding, Inc.

•
C. Gregory Peters served as Senior Vice President, Equity Research at Raymond James and Associates from November 1999 through June 2007, where Mr. Peters was responsible for launching Raymond James’ sell-side research practice for the insurance industry and served as its lead analyst for property and casualty companies.

  PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of seven directors.  The Nominees, if elected, would hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified or until their earlier death, resignation or removal.

THE NOMINEES

We have nominated a slate of highly qualified nominees who we believe possess the expertise necessary to work with the other members of the Board to restore and enhance stockholder value.  The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  This information has been furnished to Hallmark by the Nominees.  The Nominees are citizens of the United States of America.

Robert M. Fishman (Age 59) has been self-employed as an insurance industry consultant since January 2009.  From January 2008 through January 2009, Mr. Fishman served as Managing Director of Southwest Insurance Partners, Inc., an insurance holding company established to make acquisitions in the insurance industry.  From November 2006 through May 2007, Mr. Fishman served as the Chief Executive Officer and President of United America Indemnity Ltd., a provider of specialty property and casualty insurance and reinsurance.  From October 2005 through December 2006, Mr. Fishman served as the Chief Executive Officer and President of ARAG NA, the U.S. subsidiary of the ARAG Group, a leading provider of legal insurance.  From July 2004 through September 2004, Mr. Fishman was the President of the insurance operations for Quanta Holdings Co., a provider of specialty insurance and reinsurance. From January 1994 through June 2004, Mr. Fishman was employed by Zurich Financial Services, where he served as Executive Vice President and Chief Underwriting Officer starting January 2001.  Prior to that time, Mr. Fishman also served as Chief Executive Officer of Zurich’s Diversified Products Division (1999 through 2001) and Executive Vice President of the Zurich Specialty Division (1994 through 1999).   Prior to that time, among other positions, Mr. Fishman held positions at Lexington Insurance Company and Progressive Corporation.  Mr. Fishman was self-employed as an insurance industry consultant from May 2007 through January 2008 and from September 2004 through October 2005.  The principal business address of Mr. Fishman is 2316 Clover Lane, Northfield, Illinois.  Mr. Fishman does not directly own, and has not purchased or sold during the past two years, any securities of SUA.

Mark E. Pape (Age 58) has served as a partner at Tatum LLC, an executive services firm, since August 2008.  From November 2005 through December 2007, Mr. Pape served as Executive Vice President and Chief Financial Officer at Affirmative Insurance Holdings, Inc., a property and casualty insurance company specializing in non-standard automobile insurance.  Mr. Pape also served on Affirmative’s board of directors and its audit committee from July 2004 through November 2005.  Mr. Pape served as Chief Financial Officer of HomeVestors of America, Inc., a franchisor of home acquisition services, from September 2005 through November 2005.  He served as President and Chief Executive Officer of R.E. Technologies, Inc., a provider of software tools to the apartment industry, from April 2002 through May 2005.  He served as Senior Vice President and Chief Financial Officer of LoanCity.com, a start up e-commerce mortgage bank, from May 1999 through June 2001.  Prior to that time, among other positions, Mr. Pape has served as Vice President, Strategic Planning for Torchmark Corporation, a life and health insurance holding company, Executive Vice President and Chief Financial Officer of American Income Holding, Inc., a life insurance holding company, and as an investment banker.  Mr. Pape was self-employed as an insurance industry consultant from December 2007 through August 2008 and from May 2005 through September 2005.  The principal business address of Mr. Pape is 12050 Meadow Lake, Copper Canyon, Texas 76226.  Mr. Pape does not directly own, and has not purchased or sold during the past two years, any securities of SUA.

C. Gregory Peters (Age 42) has served as Senior Vice President of Southwest Insurance Partners, Inc., an insurance holding company established to make acquisitions in the insurance industry, since March 2009.  From July 2008 through March 2009, he served as the President and Chief Executive Officer of Remote Knowledge, Inc., a provider of satellite-based high speed broadband equipment and services to the maritime industry.  From June 2007 through July 2008, Mr. Peters served as the President of Muragai, LLC, a private investment company specializing in acquisitions in the insurance industry.  From November 1999 through June 2007, Mr. Peters was Senior Vice President, Equity Research at Raymond James and Associates, where Mr. Peters launched the firm’s sell-side research practice for the insurance industry and was the lead analyst for property and casualty companies.  Prior to Raymond James, Mr. Peters covered the insurance industry as a research analyst for ABN Amro and Kemper Securities. The principal business address of Mr. Peters is 3657 Briarpark Drive, Houston, Texas 77042.  Mr. Peters does not directly own, and has not purchased or sold during the past two years, any securities of SUA .

Each of the Nominees, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to be a beneficial owner of the 1,429,615 Shares beneficially owned by the Hallmark Parties.  Each of the Nominees disclaims beneficial ownership of such Shares.  For information regarding purchases and sales during the past two years by the Hallmark Parties of securities of SUA that may be deemed to be beneficially owned by the Nominees, see Schedule I.

The Nominees will not receive any compensation from Hallmark for their services as directors of SUA.

On January 12, 2009, the Hallmark Parties (other than Mr. Schwarz) and the Nominees (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of SUA, (ii) the parties agreed to solicit proxies to elect the Nominees or any other person designated by the Group as directors of SUA and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”), and (iii) Hallmark agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  On March 30, 2009, the Joint Filing and Solicitation Agreement was amended to add Mr. Schwarz as a party thereto.  Pursuant to letter agreements, Hallmark agreed to indemnify each of the Nominees against any and all claims of any nature arising from the Solicitation and any related transactions.

Other than as stated herein, there are no arrangements or understandings between Hallmark and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of SUA if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to SUA or any of its subsidiaries or has a material interest adverse to SUA or any of its subsidiaries in any material pending legal proceedings.

Hallmark does not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominees, to the extent this is not prohibited under SUA’s Bylaws or applicable law.  In addition, Hallmark reserves the right to nominate substitute persons if SUA makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees.  In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees, to the extent this is not prohibited under SUA’s Bylaws or applicable law.  Hallmark reserves the right to nominate additional persons.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

SUA PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in SUA’s proxy statement, the Company’s Audit Committee has selected PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2009.

WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS SUA’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, we believe that the only outstanding classes of securities of SUA entitled to vote at the Annual Meeting are the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the election of the candidates who have been nominated by the Company other than _______, ______ and _______, FOR the ratification of the appointment of PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009 and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

According to SUA’s proxy statement for the Annual Meeting, the Board intends to nominate seven candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect not only our Nominees, but also the candidates who have been nominated by the Company other than _______, ______ and _______.  This gives stockholders who wish to vote for our Nominees and such other persons the ability to do so.  Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to SUA’s nominees, or to solicit for our Nominees and for fewer than all of the Company’s nominees, which enables a stockholder who desires to vote for our Nominees to also vote for those of the Company’s nominees for whom we are soliciting proxies.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our Nominees are elected.  To the extent SUA’s nominees choose not to serve as directors if our Nominees are elected, there will be vacancies on the Board, which may be filled by a vote of a majority of the members of the Board.  We do not know whether any vacancies created will be filled by the remaining members of the Board.

QUORUM

The presence in person or by proxy of holders of a majority of the aggregate voting power of the stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum.  In accordance with Delaware law, abstentions are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

VOTES REQUIRED FOR APPROVAL

Election of Directors.  Directors are elected by a plurality of the votes cast at the Annual Meeting and the seven nominees who receive the most votes at the Annual Meeting will be elected.  Abstentions will have no effect on the outcome of the election.

Ratification of Appointment of PricewaterhouseCoopers LLP.  The affirmative vote of the majority of the Shares present in person or by proxy at the Annual Meeting and entitled to vote on the matter is required to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s registered public accounting firm for the fiscal year ending December 31, 2009. Abstentions will have the same effect as a vote against the approval of this proposal.

DISCRETIONARY VOTING

Shares held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.

REVOCATION OF PROXIES

Stockholders of SUA may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Hallmark in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to SUA at Specialty Underwriters’ Alliance, Inc., 222 South Riverside Plaza, Suite 1600, Chicago, Illinois 60606, or any other address provided by SUA.  Although a revocation is effective if delivered to SUA, Hallmark requests that either the original or photostatic copies of all revocations be mailed to Hallmark in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that Hallmark will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, MacKenzie Partners, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OR FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Hallmark.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Hallmark has entered into an agreement with MacKenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which MacKenzie Partners, Inc. will receive a fee not to exceed $___,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Hallmark has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  Hallmark will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that MacKenzie Partners, Inc. will employ approximately __ persons to solicit SUA’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Hallmark pursuant to the terms of the Joint Filing and Solicitation Agreement (as defined below).  Costs of this solicitation of proxies are currently estimated to be approximately $___,000.  Hallmark estimates that through the date hereof, its expenses in connection with this solicitation are approximately $___,000.  Hallmark intends to seek reimbursement from SUA of all expenses it incurs in connection with the solicitation of proxies for the election of the Nominees to the Board at the Annual Meeting.  Hallmark does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

OTHER PARTICIPANT INFORMATION

Other than the Nominees, the participants in this solicitation are Hallmark, AHIC, a Texas corporation, HSIC, an Oklahoma corporation, and Mark E. Schwarz.  AHIC and HSIC are wholly-owned subsidiaries of Hallmark.  Hallmark is a diversified property/casualty insurance company that operates out of three insurance company subsidiaries, including AHIC and HSIC.  Mark E. Schwarz is the Executive Chairman of Hallmark.  The principal occupation of Mark E. Schwarz is serving as a Principal of Newcastle Capital Management, L.P., a private investment management firm.  The principal place of business for each of Hallmark, AHIC and HSIC is 777 Main Street, Suite 1000, Fort Worth, Texas 76102.  The principal place of business for Mark E. Schwarz is c/o Newcastle Capital Management, L.P., 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

As of the date hereof, AHIC directly owned 1,308,615 Shares, representing approximately 9.1% of the Company’s issued and outstanding Shares, HSIC directly owned 100,000 Shares, representing approximately 0.7% of the Company’s issued and outstanding Shares, and Hallmark directly owned 21,000 Shares, representing approximately 0.1% of the Company’s issued and outstanding Shares.  Mark E. Schwarz does not currently own any securities of the Company.

As the parent of AHIC and HSIC, Hallmark may be deemed to beneficially own the 1,308,615 Shares owned by AHIC and the 100,000 Shares owned by HSIC, representing (together with Shares owned directly by Hallmark) an aggregate of 1,429,615 Shares or approximately 9.9% of the issued and outstanding Shares.  As the Executive Chairman of Hallmark with voting and dispositive power over Hallmark’s, AHIC’s and HSIC’s portfolio of securities, Mark E. Schwarz may be deemed to beneficially own the 1,429,615 Shares or approximately 9.9% of the issued and outstanding Shares owned in the aggregate by Hallmark, AHIC and HSIC.  Mark E. Schwarz disclaims beneficial ownership of Shares that he does not directly own.

Currently, none of the Nominees directly owns any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, each of the Nominees may be deemed to be a beneficial owner of the 1,429,615 Shares owned in the aggregate by the Hallmark Parties.  Each of the Nominees disclaims beneficial ownership of Shares that he does not directly own.  For information regarding purchases and sales of securities of SUA during the past two years by the Hallmark Parties, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, none of the Hallmark Parties or the Nominees have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the Hallmark Parties or the Nominees directly or indirectly beneficially own any securities of SUA; (iii) none of the Hallmark Parties or the Nominees own any securities of SUA which are owned of record but not beneficially; (iv) none of the Hallmark Parties or the Nominees have purchased or sold any securities of SUA during the past two years; (v) no part of the purchase price or market value of the securities of SUA owned by the Hallmark Parties or the Nominees is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) none of the Hallmark Parties or the Nominees are, or within the past year were, parties to any contract, arrangements or understandings with any person with respect to any securities of SUA, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any of the Hallmark Parties or the Nominees owns beneficially, directly or indirectly, any securities of SUA; (viii) none of the Hallmark Parties or the Nominees own beneficially, directly or indirectly, any securities of any parent or subsidiary of SUA; (ix) none of the Hallmark Parties or the Nominees or any of their associates was a party to any transaction, or series of similar transactions, since the beginning of SUA’s last fiscal year, or are parties to any currently proposed transaction, or series of similar transactions, to which SUA or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) none of the Hallmark Parties or the Nominees or any of their associates have any arrangement or understanding with any person with respect to any future employment by SUA or its affiliates, or with respect to any future transactions to which SUA or any of its affiliates will or may be a party; and (xi) no person, including any of the Hallmark Parties or the Nominees, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.  There are no material proceedings to which any of the Hallmark Parties or the Nominees or any of their associates are a party adverse to SUA or any of its subsidiaries or have a material interest adverse to SUA or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(6) of Regulation S-K of the Securities Exchange Act of 1934, as amended, occurred during the past five years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Other Matters

Other than those discussed above, Hallmark is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Hallmark is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

Stockholder Proposals

According to SUA’s public filings, proposals of stockholders to be considered for inclusion in the Company’s proxy statement for the Company’s 2010 Annual Meeting of Stockholders, in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, must be received by the Company on or prior to [December 2, 2009].  Proposals should be sent to SUA’s Corporate Secretary, Specialty Underwriters’ Alliance, Inc, 222 South Riverside Plaza, Suite 1600, Chicago, Illinois 60606.

For stockholder proposals, including nominations, that are not intended to be included in the Company’s proxy statement under Rule 14a-8 for the Company’s 2010 Annual Meeting of Stockholders, stockholders must provide the information required by the Bylaws and give timely notice to the Secretary in accordance with the Bylaws, which require that the notice be received by the Company not later than the close of business on [  ], and not earlier than the close of business on [   ].

The information set forth above regarding the procedures for submitting stockholder nominations and other business proposals for consideration at SUA’s 2010 Annual Meeting of Stockholders is based on information contained in the Company’s public filings.  The incorporation of this information in this Proxy Statement should not be construed as an admission by us that such procedures are legal, valid or binding.

Incorporation by Reference

Hallmark has omitted from this Proxy Statement certain disclosure required by applicable law that is expected to be included in the Company’s proxy statement relating to the Annual Meeting.  This disclosure is expected to include, among other things, current biographical information on SUA’s current directors, information concerning executive compensation, and other important information.  See Schedule II for information regarding persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the directors and management of SUA.

The information concerning SUA contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Hallmark Financial Services, Inc.

April ___, 2009

SCHEDULE I

Class of Security	Quantity Purchased	Price Per Share ($)	Date of Purchase

Hallmark Financial Services, Inc.

Common Stock	15,000	5.35	6/30/08
Common Stock	6,000	5.40	6/30/08

American Hallmark Insurance Company of Texas

Common Stock	6,300	5.04	2/28/08
Common Stock	10,000	5.04	2/29/08
Common Stock	7,011	4.79	6/03/08
Common Stock	2,500	4.80	6/04/08
Common Stock	100	4.80	6/05/08
Common Stock	150,100	4.85	6/06/08
Common Stock	304,900	4.85	6/09/08
Common Stock	200,000	4.85	6/10/08
Common Stock	291,400	4.92	6/12/08
Common Stock	100	4.90	6/16/08
Common Stock	10,724	4.90	6/18/08
Common Stock	6,500	4.99	6/19/08
Common Stock	318,980	5.04	6/20/08

Hallmark Specialty Insurance Company

Common Stock	70,000	4.85	6/11/08
Common Stock	30,000	5.04	6/20/08

I-1

SCHEDULE II

The following table is reprinted from SUA’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on [_____, 2009].

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table provides information as of March ___, 2009, with respect to ownership of Common Stock by (i) each beneficial owner of five percent or more of the Company’s Common Stock known to the Company, (ii) each of the Company’s most highly compensated executive officers in fiscal 2008, (iii) each director of the Company and (iv) all directors and executive officers as a group.  Except as otherwise noted, each person named below has sole investment and voting power with respect to the securities shown.  Also, unless otherwise indicated, the business address for each person below is 222 South Riverside Plaza, Suite 1600, Chicago, Illinois 60606.

Name and Address	Number of Shares Beneficially Owned		Percent of Stock Outstanding
Heartland Advisors, Inc.	1,926,300	(1)	13.34%
Hallmark Financial Services, Inc.	1,429,615	(2)	9.90%
Aegis Financial Corporation	1,421,838	(3)	9.85%
North Run Capital, LP	1,327,300	(4)	9.19%
The Philip Stephenson Revocable Living Trust	954,167	(5)	6.61%
Wellington Management Company, LLP	772,102	(6)	5.35%
Renaissance Technologies, LLC	770,400	(7)	5.34%
Whitebox Advisors, LLC	759,996	(8)	5.26%
Peter E. Jokiel	247,542	(9)	1.70%
Courtney C. Smith	226,481	(10)	1.55%
Gary J. Ferguson	89,640	(11)	*
Barry G. Cordeiro	77,710	(12)	*
Scott W. Goodreau	42,100	(13)	*
Robert E. Dean	28,500	(14)	*
Robert H. Whitehead	28,000	(15)	*
Russell E. Zimmermann	27,500	(16)	*
Raymond C. Groth	27,000	(17)	*
Paul A. Philp	27,000	(18)	*
All executive officers and directors as a group	884,013	(19)	5.86%

____________
(1)
This information is based upon a Schedule 13G/A filing with the SEC dated February 11, 2009 made by Heartland Advisors, Inc., setting forth information as of December 31, 2008 and includes shares which may be deemed to be beneficially held by William J. Nasgovitz.  The address for Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, WI, 53202.  Of the aggregate amount beneficially owned, the reporting persons have shared voting power as to 1,848,800 shares and shared dispositive power as to all shares reported.

(2)
This information is based upon a Schedule 13D/A filing with the SEC dated January 16, 2009 made by Hallmark Financial Services, Inc., setting forth information as of December 31, 2008 and includes shares which may be deemed to be beneficially held by American Hallmark Insurance Company of Texas, Hallmark Specialty Insurance Company, C. Gregory Peters, Mark E. Pape and Robert M. Fishman.  The address for Hallmark Financial Services, Inc. is 777 Main Street, Suite 1000, Fort Worth, TX 76102.

(3)
This information is based upon a Schedule 13G filing with the SEC dated February 12, 2009 made by Aegis Financial Corporation, setting forth information as of December 31, 2008 and includes shares which may be deemed to be beneficially held by Scott L. Barbee.  The address for Aegis Financial Corporation is 1100 North Glebe Road, Suite 1040, Arlington, VA, 22201.

(4)
This information is based upon a Schedule 13G/A filing with the SEC dated February 17, 2009 made by North Run Capital, LP setting forth information as of December 31, 2008 and represents shares held by North Run Master Fund, LP (“NRM Fund”), for which North Run Capital, LP is the investment manager.  North Run Advisors, LLC is the general partner of North Run Capital, LP and of North Run GP, LP which is the special general partner of NRM Fund.  Todd B. Hammer and Thomas B. Ellis are the sole members of North Run Advisors, LLC.  Mr. Hammer, Mr. Ellis, North Run Capital, LP, North Run GP, LP and North Run Advisors, LLC have shared voting and dispositive power with respect to the shares and, as sole members of North Run Advisors, LLC, Messrs Hammer and Ellis may direct the vote and disposition of such shares.  The address of North Run Capital, LP is One International Place, Suite 2401, Boston, MA 02110.

(5)
This information is based upon a Schedule 13D/A filing with the SEC dated November 28, 2008 made by The Philip Stephenson Revocable Living Trust, and includes shares which may be deemed to be held by George Philip Stephenson.  The address of The Philip Stephenson Revocable Living Trust is 99 Canal Center Plaza, Suite 420, Alexandria, VA 22314.

(6)
This information is based upon a Schedule 13G filing with the SEC dated February 17, 2009 made by Wellington Management Company, LLP, setting forth information as of December 31, 2008.  The address for Wellington Management Company, LLP is 75 State Street, Boston MA 02109.

(7)
This information is based upon a Schedule 13G filing with the SEC dated February 13, 2009 made by Renaissance Technologies, LLC, setting forth information as of December 31, 2008 and includes shares that may be deemed to be beneficially held James H. Simons.  The address for Renaissance Technologies, LLC is 800 Third Avenue, New York, New York 10022.

(8)
This information is based upon a Schedule 13G filing with the SEC dated February 17, 2009 made by Whitebox Advisors, LLC, setting forth information as of December 31, 2008 and include shares that may be deemed to be beneficially held by Whitebox Combined Advisors, LLC, Whitebox Combined Partners, L.P., Whitebox Combined Fund, L.P., Whitebox Combined Fund, Ltd., Whitebox Intermarket Advisors, LLC, Whitebox Intermarket Partners, L.P., Whitebox Intermarket Fund, L.P., and Whitebox Intermarket Fund, Ltd. The address for Whitebox Advisors, LLC is 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416.

(9)
Peter E. Jokiel is Executive Vice President, Chief Financial Officer and Director.  The number of shares beneficially owned includes 136,000 shares issuable upon exercise of options that are currently exercisable and 8,400 shares of restricted stock which vest within 60 days of March 20, 2009.

(10)
Courtney C. Smith is President, Chief Executive Officer and Chairman of the Board of Directors.  The number of shares beneficially owned includes 190,000 shares issuable upon exercise of options that are currently exercisable and 12,000 shares of restricted stock which vest within 60 days of March 20, 2009.

(11)
Gary J. Ferguson is a Senior Vice President and Chief Claims Officer.  The number of shares beneficially owned includes 64,000 shares issuable upon exercise of options that are currently exercisable and 4,800 shares of restricted stock which vest within 60 days of March 20, 2009.

(12)
Barry G. Cordeiro a Senior Vice President and Chief Information Officer.  The number of shares beneficially owned includes 30,000 shares issuable upon exercise of options that are currently exercisable and 4,800 shares of restricted stock which vest within 60 days of March 20, 2009.

(13)
Scott W. Goodreau is a Senior Vice President, General Counsel, Administration & Corporate Relations and Secretary.  The number of shares beneficially owned includes 30,000 shares issuable upon exercise of options that are currently exercisable and 4,800 shares of restricted stock which vest within 60 days of March 20, 2009.

(14)
Robert E. Dean is a Director.  The number of shares beneficially owned includes 8,500 shares held in living trust as to which Mr. Dean has shared voting and dispositive power with his wife.  Also includes 20,000 shares issuable upon exercise of options that are currently exercisable.

(15)	Robert H. Whitehead is a Director. The number of shares beneficially owned includes 20,000 shares issuable upon exercise of options that are currently exercisable.

(16)	Russell E. Zimmermann is a Director. The number of shares beneficially owned includes 20,000 shares issuable upon exercise of options that are currently exercisable.

(17)	Raymond C. Groth is a Director. The number of shares beneficially owned includes 20,000 shares issuable upon exercise of options that are currently exercisable.

(18)	Paul A. Philp is a Director. The number of shares beneficially owned includes 20,000 shares issuable upon exercise of options that are currently exercisable.

(19)
The total shares beneficially owned by all executive officers and directors as a group (13 people) includes 594,400 shares issuable upon exercise of options that are currently exercisable and 44,340 shares of restricted stock which vest within 60 days of March 20, 2009.  The only executive officers of the Company included in this total but not otherwise shown on this table are Daniel A. Cacchione, Senior Vice President and Chief Underwriting Officer; Scott K. Charbonneau, Vice President and Chief Actuary; and Daniel J. Rohan, Vice President and Controller.  Mr. Cacchione beneficially owned 13,000 shares, which includes 10,000 shares issuable upon exercise of options that are currently exercisable and 2,500 shares of restricted stock which vest within 60 days of March 20, 2009.  Mr. Charbonneau beneficially owned 29,940 shares, which includes 20,000 shares issuable upon exercise of options that are currently exercisable and 3,840 shares of restricted stock which vest within 60 days of March 20, 2009.  Mr. Rohan beneficially owned 19,600 shares, which includes 14,400 shares issuable upon exercise of options that are currently exercisable and 3,200 shares of restricted stock which vest within 60 days of March 20, 2009.

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give Hallmark your proxy FOR the election of Hallmark’s Nominees by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners, Inc. at the address set forth below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com

or
CALL TOLL FREE (800) 322-2885

PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED MARCH 30, 2009

GOLD PROXY CARD

SPECIALTY UNDERWRITERS’ ALLIANCE, INC.

2009 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF HALLMARK FINANCIAL SERVICES, INC.

THE BOARD OF DIRECTORS OF SPECIALTY UNDERWRITERS’ ALLIANCE, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Mark E. Schwarz and Mark J. Morrison, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Specialty Underwriters’ Alliance, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2009 Annual Meeting of Stockholders of the Company scheduled to be held in the Lake County Room located at 222 South Riverside Plaza, 19th Floor, Chicago, IL 60606 on Tuesday, May 5, 2009 at 9:00 a.m., local time, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Hallmark Financial Services, Inc. (“Hallmark”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” SUCH PROPOSALS.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

Our Proxy Statement and this GOLD proxy card are available at www._______.com

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

HALLMARK RECOMMENDS A VOTE “FOR” EACH OF ITS NOMINEES LISTED BELOW IN PROPOSAL NO. 1.

[X] Please mark vote as in this example

1.	HALLMARK’S PROPOSAL TO ELECT DIRECTORS:

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT

Nominees: Robert M. Fishman C. Gregory Peters Mark E. Pape	[ ]	[ ]	[ ]

Hallmark intends to use this proxy to vote (i) “FOR” Messrs. Fishman, Pape and Peters and (ii) “FOR” the candidates who have been nominated by the Company to serve as directors other than __________, __________ and __________ for whom Hallmark is NOT seeking authority to vote for and WILL NOT exercise any such authority.  The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if Hallmark’s nominees are elected.

NOTE: If you do not wish for your shares to be voted “FOR” a particular Hallmark nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares will be voted for the remaining Hallmark nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name of the nominee(s) below.

_______________________________________________________________

2.	THE COMPANY’S PROPOSAL TO RATIFY APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

DATE:

(Signature)

(Signature, if held jointly)

(Title of Authority)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.